UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

September 15, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #3 to

       Registration Statement on Form S-1

       Filed on: August 8, 2011

       File No. 333 -174334

Dear Ms. Kim:

In response to your letter dated August 30, 2011 which included comments regarding our Amendment #3 to Registration Statement on Form S-1 filed on August 8, 2011, we have prepared the following responses:

General

1. We note your disclosure on page 20 discussing your exclusive distribution contract with GEO and the corresponding agreement filed as Exhibit 10.1. We further note your response in your letter dated June 20, 2011 to comment one in our letter dated June 14, 2011 that you are not a blank check company because “to date, [you have] taken substantive steps in furtherance of the business plan including executing Exclusive Distribution Contact [sic] with Private Enterprise.” Given the stated significance of this agreement, please revise your filing to detail how you established this relationship with GEO. With a view to providing investors an understanding of your business relationship with GEO, please also discuss whether you have or plan to have additional associations with GEO beyond the scope of the exclusive distribution contract.

Response:  In response to this comment we revised our filing on page 20 to detail how we established our relationship with GEO:

We met GEO at the Expo show in Poland.  At the present, we do not have and do not plan to have additional associations with GEO beyond the scope of the exclusive distribution contract.

2. We note Section 4.01 of Exhibit 10.1 setting forth the total cost of the contract and Section 5.01 stating that “[t]his contract becomes valid…till its complete fulfillment [sic].” Please clarify in your filing when you anticipate this contract term will be complete (e.g. upon mutual agreement of both parties, when $1 million has been billed by the Seller, etc.).

Response:  In response to this comment we clarified on page 22 when we anticipate this contract term will be complete:

The average cost of the machine is $1,500US. 40" container fits on average 45 units costing approximately $68,000.  One million dollars is approximately 14 containers of goods.  We plan to order minimum one container every two month therefore it should take us approximately two years to complete this Contract.

3. We note the counterparty to this contract is Private Enterprise G.E.O., a Polish corporation and that Mr. Roman Golubev appears to be the director of this company. Please clarify whether this counterparty is the same entity as G.E.O. Manufacturing Corporation, a Ukrainian company, and, if not, whether they have any relationship or affiliation with one another. We note G.E.O. Manufacturing Corporation’s website (http://www.geoproductioncorp.com/contacts/) lists Mr. Golubev as this entity’s point of contact in the Ukraine.

Response:  Mr. Roman Golubev is a director of Private Enterprise G.E.O., a Polish corporation. He is also a sales manager for G.E.O. Manufacturing Corporation, a Ukrainian company. The two companies are different entities however they do have a relationship as business partners. Ukrainian company "G.E.O. Manufacturing" sells some of the products that are manufactured by Polish company "Private Enterprise G.E.O".

Please direct any further comments or questions you may have to us at umax.group.pl@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Email: lcarrillo@chzllp.com

Thank you.

Sincerely,

/S/ Rafal Lewandowski

Rafal Lewandowski, President

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